# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 Winding Road, Old Bethpage, New York (NY), 11804
Date of event which requires filing of this statement: 02/18/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002005138

## Reporting persons
- Bradley and Daytona Railway and Land Co. LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 16,860; shared voting power 0; sole dispositive power 16,860; shared dispositive power 0; aggregate amount beneficially owned 16,860 (5% of the class)
  Comment: For item 12:
  
  Bradley & Daytona Railway and Land Co. LLC (LLC)

## Item 1. Issuer
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 Winding Road, Old Bethpage, New York, 11804

## Item 2. Person Filing
Name of person filing: Bradley & Daytona Railway and Land Co. LLC
Address of principal business office or, if none, residence: 5753 Highway 85 N PMB 5974, Crestview, FL, 32536
Citizenship: Wyoming

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 16,860.00
Percent of class: 5.00%
Sole power to vote or to direct the vote: 16,860.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 16,860.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bradley and Daytona Railway and Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (02/19/2026)